UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the plan year ended December 31, 2015

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 1-11978

A.  Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. 401(k) RETIREMENT PLAN

B.  Name of the issuer of securities held pursuant to the plan and the address of it’s principal executive office:

THE MANITOWOC COMPANY, INC.
2400 South 44th Street
Manitowoc, WI 54220

 REQUIRED INFORMATION
The following financial statement and schedules of The Manitowoc Company, Inc. 401(k) Retirement Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

The Manitowoc Company, Inc. 401(k) Retirement Plan
Manitowoc, Wisconsin
Financial Statements and Supplemental Schedule
Years Ended December 31, 2015 and 2014

The Manitowoc Company, Inc.
401(k) Retirement Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2015 and 2014

Table of Contents

Report of Independent Registered Public Accounting Firm    1
Financial Statements
Statements of Net Assets Available for Benefits    2
Statements of Changes in Net Assets Available for Benefits    3
Notes to Financial Statements    4
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)    20

Report of Independent Registered Public Accounting Firm

Plan Administrator
The Manitowoc Company, Inc.
401(K) Retirement Plan
Manitowoc, Wisconsin

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014 and the changes in net assets available for benefits for the years then ended in accordance with accounting principles generally accepted in the United States.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of The Manitowoc Company, Inc. 401k Retirement Plan financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wipfli LLP

Wipfli LLP

June 24, 2016
La Crosse, Wisconsin

The Manitowoc Company, Inc.
401(k) Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014

Assets

Investments - Interest in The Manitowoc Company, Inc. Employees’
Profit Sharing Trust	$474,238,237	$512,368,824

Receivables:
Employer contributions	59,390	282,217
Interest	48,843	77,272
Notes receivable from participants	7,487,220	7,772,320

Total receivables	7,595,453	8,131,809

Net assets available for benefits	$481,833,690	$520,500,633

The Manitowoc Company, Inc.
401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

	2015	2014

Investment income - Interest in net appreciation(depreciation) in fair value of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust	$(16,218,116)	$23,325,563

Interest income on notes receivable from participants	318,493	301,438

Contributions:
Employer	8,729,390	8,800,548
Participant	16,554,667	16,627,720
Rollover	861,339	1,219,483

Total contributions	26,145,396	26,647,751

Transfers from other plan	520,752	212,976

Deductions:
Benefits paid to participants	48,840,832	46,547,645
Plan administrative expenses	592,636	792,614

Total deductions	49,433,468	47,340,259

Net increase (decrease) in net assets available for benefits	(38,666,943)	3,147,469
Net assets available for benefits at beginning	520,500,633	517,353,164

Net assets available for benefits at end	$481,833,690	$520,500,633

The Manitowoc Company, Inc.
401(k) Retirement Plan

Notes to Financial Statements

Note 1    Plan Description

The following description of The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all salaried and nonunion hourly employees of participating companies of The Manitowoc Company, Inc. (the “Company”) who are scheduled to work at least 20 hours per week and have completed one hour of service. Those who are not scheduled to work at least 20 hours per week are eligible to enter on the first day of the plan year upon completion of 1,000 hours of service within a 12-month period. Participating companies include the Company and all subsidiaries and affiliates of the Company, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company Retirement Plan Committee (the “Committee”) is responsible for oversight of the Plan. The Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance, and reports to the Board of Directors.

Contributions

Employees are automatically entered into the Plan after eligibility, with a deferral of 5% of their compensation unless they affirmatively elect not to participate in the Plan. Participants may elect to change this deferral from 0% to 75% of eligible compensation up to a maximum contribution subject to limitations established by the Internal Revenue Service (IRS). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Plan allows direct rollovers from other qualified plans. Rollovers are not matched.

The Company contributes matching contributions at the safe harbor match of 100% of the first 3% and 50% of the next 2% of contributions and vest immediately. The Company also provides a discretionary profit sharing contribution. The Company made no profit sharing contributions in 2015 or 2014. Total annual contributions to a participant’s account are limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution allowable under the IRS.

The Manitowoc Company, Inc.
401(k) Retirement Plan

Notes to Financial Statements

Note 1    Plan Description (Continued)

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options including common/collective trust funds, mutual funds, and a money market fund.

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and an allocation of plan earnings/losses, and is reduced for withdrawals and an allocation of investment expenses (based on account balances and participant investment elections). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All employer matching contributions prior to August 22, 2009 and after January 1, 2013, all employee contributions, and related earnings are 100% vested immediately. Participants vest in the Company’s profit sharing and nonsafe harbor matching contributions made after August 22, 2009 and before January 1, 2013 at the rate of 20% per year, with the participant becoming fully vested after five years of service. Participants who leave the Company because of normal retirement, disability, or death are considered to be 100% vested.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The notes are secured by the balance in the participant’s account and bear interest at prime plus 1%. Interest rates on existing loans as of December 31, 2015, range from 4.25% to 9.25%. Notes are repaid through payroll deductions over a period not to exceed five years, except for the purchase of a primary residence.

Payment of Benefits

Plan benefits are available at normal retirement (age 65), disability retirement, death, and termination of employment with vested interests. Benefits are payable in one lump sum, direct rollover, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract. In addition, hardship distributions out of the participant’s voluntary contributions account are permitted if certain criteria are met. The Plan also allows for in-service distributions upon attaining age 59½. Distributions may be made as soon as administratively feasible.

The Manitowoc Company, Inc.
401(k) Retirement Plan

Notes to Financial Statements

Note 1    Plan Description (Continued)

Forfeitures

At December 31, 2015 and 2014, forfeited nonvested accounts totaled $208,290 and $1,909, respectively. These accounts will be used to reduce future employer contributions. During 2015 and 2014, employer contributions were reduced by $1,927 and $463,642, respectively, from forfeited nonvested accounts.

Transfers To/From Other Plan

The Plan and the Company allow participants to transfer account balances between another plan sponsored by the Company when they transfer to a new division or their job status changes (i.e., union versus nonunion).

The Manitowoc Company, Inc.
401(k) Retirement Plan

Notes to Financial Statements

Note 2    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Change in Accounting Policy

To reduce the complexity of plan investment accounting and disclosures, plan management has elected to apply the early-adoption provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2015-12, Plan Accounting: (Part I) Fully Benefit Responsive Investment Contracts, (Part II) Plan Investment Disclosure, (Part III) Measurement Date Practical Expedient – Consensuses of the Emerging Issues Task Force. Part III is not applicable to the Plan. Early adoption of ASU 2015-12 allows the retroactive simplification of investment note disclosures. There was no impact on the net assets of the plan due to adoption of this standard.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Manitowoc Company, Inc.
401(k) Retirement Plan

Notes to Financial Statements

Note 2    Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

The Plan’s investments are commingled with another plan of The Manitowoc Company, Inc. in The Manitowoc Company, Inc. Employees’ Profit Sharing Trust (the “Master Trust”).

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Committee determines the Plan’s valuation policies utilizing information provided by its investments advisors and trustee. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded at December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, and the participant has reached a distributable event, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Administrative expenses and audit fees incurred by the Plan are paid from the assets of the Master Trust. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are either paid directly from the assets of the Master Trust or through revenue sharing and are included in administrative expenses.

The Manitowoc Company, Inc.
401(k) Retirement Plan

Notes to Financial Statements

Note 2    Summary of Significant Accounting Policies (Continued)

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued. In anticipation of the separation of The Manitowoc Company into two separate publicly-traded companies on March 4, 2016, this plan was split into two plans effective January 1, 2016. The amount of the assets attributable to the Manitowoc Foodservice employees, $241,268,121, was transferred to the Manitowoc Foodservice 401(k) Retirement Plan.

The Manitowoc Company, Inc.
401(k) Retirement Plan

Notes to Financial Statements

Note 3    Investments in the Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other retirement plans sponsored by The Manitowoc Company, Inc. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by BMO Harris Bank, N.A. (“BMO”).

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss), actual distributions, and allocated administrative expenses. At December 31, 2015 and 2014, the Plan’s interest in the net assets of the Master Trust was approximately 80% and 79%, respectively.

Transfers in and out of the Master Trust and certain administrative expenses are specifically identified with the particular plan. Investment income (loss) and certain administrative expenses relating to the Master Trust are allocated to the individual plans based on the ratio of the investment balances of the plans.

The Manitowoc Company, Inc.
401(k) Retirement Plan

Notes to Financial Statements

Note 3    Investments in the Master Trust (continued)

Net assets held by the Master Trust at December 31, 2015 and 2014, are as follows:

	2015	2014

Investments with fair value determined by quoted market price:
Common/collective trust funds*	$183,305,517	$320,102,463
Mutual funds	408,112,727	326,929,993
Cash	139,036	—

Net assets of the Master Trust	591,557,280	647,032,456

Less - Net assets allocated to The Manitowoc Company, Inc. Retirement Savings Plan	117,319,043	134,663,632

Net assets allocated to the Plan at fair value	$474,238,237	$512,368,824

*Shown at contract value which is the relevant measurement attribute for the Capital Preservation Fund.

Investment income recognized by the Master Trust for the years ended December 31, 2015 and 2014 was allocated as follows:

	2015	2014

Investment income:
Interest and dividends	$7,095,116	$5,763,672
Net appreciation(depreciation) in fair value of investments	(30,056,823)	23,412,672

Less investment expenses of the Master Trust:	(12,673)	0

Total investment income(loss) of the Master Trust	(22,974,380)	29,176,344

Less - Investment income(loss) allocated to The Manitowoc Company, Inc. Retirement Savings Plan	(6,756,264)	5,850,781

Net investment income(loss) allocated to the Plan	$(16,218,116)	$23,325,563

The Manitowoc Company, Inc.
401(k) Retirement Plan

Notes to Financial Statements

Note 3    Investments in the Master Trust (continued)

The following are the changes in net assets for the Master Trust for years ended December 31, 2015 and 2014:

Net change in assets 12/31/2015

Interest and dividends	$7,095,116
Net investment income	$7,095,116

Master Trust expenses	$(12,673.00)
Net depreciation in fair value of investments	$(30,056,823.00)
Net transfers	$(32,500,796.00)
Decrease in assets	$(55,475,176)

Net assets
Beginning of year	$647,032,456
End of year	$591,557,280

Net change in assets 12/31/2014

Net appreciation in fair value of investments	$23,412,672
Interest and dividends	$5,763,672
Net investment income	$29,176,344
Net transfers	$(41,024,184)
Decrease in assets	$-11,847,840

Net assets
Beginning of year	$658,880,296
End of year	$647,032,456

The Manitowoc Company, Inc.
401(k) Retirement Plan

Notes to Financial Statements

Note 4    Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under Financial Accounting Standards Board Accounting Standards Codification 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Manitowoc Company, Inc.
401(k) Retirement Plan

Notes to Financial Statements

Note 4    Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2015 and 2014.

Common/collective trust funds: Valued at the net asset value (NAV) of units held by the Plan at year-end, provided by the administrator of the fund. The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The Capital Preservation Fund and Stable Value Fund are common/collective trusts that hold a guaranteed investment contract. The guaranteed investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer. The balance of the Capital Preservation Fund was transferred to The Stable Value Fund on December 1, 2015. The Manitowoc Company Aggressive Growth Fund, Manitowoc Company Conservative Growth Fund and Manitowoc Company Moderate Growth Fund each held units of the Capital Preservation Fund until December 1, 2015, when the balances of these funds were transferred to the Vanguard Target Retirement Funds applicable to the participants’ age groups.

Mutual funds: Valued at the quoted NAV of shares held by the plan at year-end. The NAV is a quoted price in an active market.

Money market fund: Valued using $1 for the NAV. The NAV is a quoted price in an active market.

The Manitowoc Company, Inc.
401(k) Retirement Plan

Notes to Financial Statements

Note 4    Fair Value Measurements (Continued)

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement. This ASU amends ASC Topic 820 and removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. This ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The guidance in this ASU is effective for the Plan’s year ending December 31, 2018; however, the Plan chose to adopt this new guidance early for the year ended December 31, 2015. The presentation of the fair value of the Plan’s common collective trust funds as of December 31, 2014 has been removed from the hierarchy levels in the following tables in order to conform to the presentation used as of December 31, 2015.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2015 and 2014:

	Fair Value Measurements at December 31, 2015
	(Level 1)	(Level 2)	(Level 3)	Total

Total mutual funds	$408,112,727	$—	$—	$408,112,726
Investments measured
at net asset value (a)	—	—	—	183,305,517

Total assets at fair value	$408,112,727	$—	$—	$591,418,243

	Fair Value Measurements at December 31, 2014
	(Level 1)	(Level 2)	(Level 3)	Total

Total mutual funds	$326,929,993	$—	$—	$326,929,993
Investments measured
at net asset value (a)	—	—	—	320,102,463

Total assets at fair value	$326,929,993	$—	$—	$647,032,456

The Manitowoc Company, Inc.
401(k) Retirement Plan

Notes to Financial Statements

Note 4    Fair Value Measurements (Continued)

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Note 5    Net Asset Value Per Share

The following tables set forth additional disclosures of the Master Trust’s investments whose fair value is estimated using net asset value per share as of December 31, 2015 and 2014:

	Fair Value Estimated Using Net Asset Value
	per Share as of December 31, 2015
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Manitowoc Company, Inc. Common Stock Fund (b)	$69,705,305	$—	Daily	Written or telephone notice	1 day

MTW Stable Value Fund (d)	113,600,212	—	Daily	Written or telephone notice	1 day

	Fair Value Estimated Using Net Asset Value
	per Share as of December 31, 2014
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Manitowoc Company Moderate Growth Fund (a)	$68,702,965	$—	Daily	Written or telephone notice	1 day

Manitowoc Company, Inc. Common Stock Fund (b)	97,613,152	—	Daily	Written or telephone notice	1 day

Capital Preservation Fund (c)	121,847,308	—	Daily	Written or telephone notice	1 day

The Manitowoc Company, Inc.
401(k) Retirement Plan

Notes to Financial Statements

Note 5    Net Asset Value Per Share (Continued)

(a)
The strategy of this investment is to diversify investments equally between fixed income and equity securities. The strategy invests 45% of its assets in fixed income securities and 55% of the assets in equity securities. The objective of this asset class is balanced between capital appreciation and preservation of principal. Periodically, this fund will be rebalanced back to its stated Investment Policy objective of 45% fixed income securities and 55% equity securities.

(b)
This is a single stock portfolio that tracks the performance of The Manitowoc Company, Inc. common stock. The price of the stock can fluctuate from day to day or month to month and is designed for individuals who invest for the long term and can tolerate short-term volatility.

(c)
The strategy of this investment is the preservation of capital, as well as to provide a competitive level of income over time with the preservation of capital. To achieve its investment objectives, the manager will invest primarily in the Fidelity Managed Income Portfolio II (MIP II) Fund. MIP II will be supplemented with the BMO Prime Money Market Fund (Class Y) to help to provide additional liquidity in order to meet regular withdrawals.

(d)	The objective of this investment is to seek safety of principle and consistency of return while attempting to maintain minimal volatility.

Note 6    Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock and notes receivable from participants are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

Certain plan investments are common/collective trust funds, money market fund, and guaranteed investment contracts managed by BMO. BMO is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan pays certain administrative expenses to BMO, as described in Note 2. Fees paid by the Plan to the trustee directly for administrative expenses amounted to $360,702 and $438,221 for 2015 and 2014, respectively, and fees paid to the trustee through revenue sharing amounted to $0 and $228,274 for 2015 and 2014, respectively. The Plan also pays fees directly to Alpha Investment Consulting Group for investment advisory services in the amount of $6,708 for 2014 and to Morgan Stanley Global Banking for investment advisory services in the amount of $40,000 for 2014 and 2015. The Plan paid recordkeeping fees to OneAmerica in the amount of $107,140 and $0 and audit fees to Wipfli LLP in the amount of $10,600 and $10,085 for the plan years ended December 31, 2015 and 2014, respectively.

The Manitowoc Company, Inc.
401(k) Retirement Plan

Notes to Financial Statements

Note 7    Plan Termination

The employer intends to continue the Plan indefinitely; however, the employer reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

Note 8    Tax-Exempt Status of the Plan

On September 26, 2013, the IRS declared that the Plan is qualified pursuant to Section 401 of the IRC. Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 9    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014, to Form 5500:

	2015	2014

Net assets available for benefits per the financial statements	$481,833,690	$520,500,633
Deemed distributions on defaulted loans	(61,095)	(112,682)
Pending distributions	(101,398)	(106,861)

Net assets available for benefits per Form 5500	$481,671,197	$520,281,090

The Manitowoc Company, Inc.
401(k) Retirement Plan

Notes to Financial Statements

Note 9    Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of the change in net assets available for benefits per the financial statements at December 31, 2015 and 2014, to Form 5500:

	2015	2014

Net increase in net assets available for benefits per the financial statements	$(38,666,943)	$3,147,469
Deemed distributions on defaulted loans	51,587	34,192
Pending distributions	5,463	(24,595)

Change in net assets per Form 5500	$(38,609,893)	$3,157,066

Note 10    Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 11    Voluntary Correction Program

The Company filed a Voluntary Correction Program (VCP) submission with the IRS on January 31, 2011, to address the manner in which the Plan’s hardship and in-service distributions were approved for plan participants. These items did not have a material impact on the Plan’s net assets available for benefits, and the Company does not expect the VCP submission to affect the Plan’s tax status. As of December 31, 2015, the submission is still outstanding.

Supplemental Schedule

The Manitowoc Company, Inc.
401(k) Retirement Plan
Plan’s EIN #39-0448110 Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2014

Identity of Issue,	Description of Investment Including Maturity
Borrower, Lessor,	Date, Rate of Interest, Collateral, Par, or		Current
or Similar Party	Maturity Value	Cost	Value

Participant Loans*	4.25% to 9.25% notes, maturing through March 2023	$0	$7,426,125

* Denotes Party in interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin on the 28th day of June, 2016.

THE MANITOWOC COMPANY, INC.
401(k) RETIREMENT PLAN

/s/ Louis F. Raymond
Louis F. Raymond
Vice President, General Counsel and Secretary

/s/ Barry L. Pennypacker
Barry L. Pennypacker
President and Chief Executive Officer

/s/ David J. Antoniuk
David J. Antoniuk
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description	Filed Herewith

23.1	Consent of WIPFLI LLP	X